EXHIBIT 8.2.1.

MORGAN BEAUMONT ANNOUNCES AN AGREEMENT WITH DISCOVER FINANCIAL SERVICES

Monday, June 5, 2006

BRADENTON, Fla., June 5 /PRNewswire-FirstCall/ -- Morgan Beaumont, Inc. (OTC Bulletin Board: MBEU), a premier technology solution provider to the stored value and prepaid card market and owner of the SIRE Network(TM) (“MBI”), today announced it has signed an agreement with Discover Financial Services LLC (“DFS”), a business unit of Morgan Stanley (NYSE: MS), to issue Discover(R) Network cards.

As part of this agreement, Morgan Beaumont will issue a variety of prepaid cards on the Discover Network, as well as manage the payroll card programs scheduled for launch later this year. Products include gift, payroll, and general spending prepaid cards targeted to serving the needs of consumers without traditional bank accounts, a growing and underserved market. Cards developed under the agreement will be reloadable at any SIRE Network location.

“The prepaid card market offers tremendous opportunities to meet both the payment needs of the millions of consumers who don’t use credit cards or checking accounts, and of the merchants and employers that are looking for alternative payment options to better serve them,” said Joe Hurley, vice president of strategic network development for Discover. “This agreement with Morgan Beaumont broadens Discover’s reach in delivering a variety of targeted products and programs to this important, underserved market.”

Prepaid cards offer cardholders a convenient and safe alternative to cash, and help eliminate costly fees associated with banking services. Merchants benefit from the sale and use of the cards and employers benefit from reduced expenses and streamlined operations.

Cliff Wildes, CEO of MBI, stated, “We are excited to work with DFS, one of the leaders in the electronic payment industry, to expand our penetration of the prepaid card market. We look forward to building and marketing exciting new card programs with Discover and bringing new payment solutions to our growing customer base. We anticipate launching our first Discover Network card program this summer.”

About Discover Financial Services LLC

Discover Financial Services LLC, a business unit of Morgan Stanley operates Discover Card with more than 50 million Cardmembers, and the Discover Network, which is the largest proprietary credit card network in the U.S. with more than 4 million merchant and cash access locations. Discover Financial Services also operates the PULSE ATM/debit network, which serves over 4,200 financial institutions and includes almost 250,000 ATMs and approximately 3.4 million POS terminals. For more information, visit http://www.discovercard.com , http://www.discovernetwork.com or http://www.pulse-eft.com .

About Morgan Beaumont, Inc.

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Prepaid Card Solutions in the United States. The company has developed the SIRE Network(TM), a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple stored value/prepaid card processors and issuing banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Prepaid Card cash load stations located throughout the United States. To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com .

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